Exhibit 99.2

BiondVax Signs Lease Agreement for Mid-Size Commercial Facility to Manufacture Universal Flu Vaccine

Ness Ziona, Israel – July 18, 2017 –

BiondVax Pharmaceuticals Ltd. (NASDAQ: BVXV, TASE: BVXV), developer of the Universal Flu Vaccine candidate M-001, today signed an agreement to lease approximately 1800m2 in the Jerusalem BioPark (JBP), located in the Ein Kerem Hadassah campus, next to Hadassah University Hospitals and Hebrew University’s Medical School. The mid-sized facility is planned to have capacity to annually produce tens of millions of doses of M-001 either in single-dose syringe or in bulk. M-001 is designed to provide protection against current and future seasonal and pandemic flu strains.

Dr. Shimon Hassin, BiondVax’s COO, commented, “BiondVax’s previous manufacturing accomplishments include achieving GMP certification, twice passing European QP audits, and an ongoing collaboration with a US-based CMO for upscaling for Phase 3 clinical batches. We expect our new facility will optimize production timelines and significantly reduce production costs. This new planned mid-size commercial manufacturing facility will mark the culmination of BiondVax’s transformation into a fully integrated pharmaceutical company operating under international GMP standards.”

Planning and design of the facility by a leading engineering company has begun, and while construction will begin soon, the agreement calls for BiondVax to begin lease payments in October 2018. The length of the lease is 10 years with an option for an additional 5 years at BiondVax’s discretion. As well, the agreement provides BiondVax with a 6-month advanced notice annual penalty-free exit clause. Costs of building and operating the facility are partially supported by a previously announced grant from Israel’s Ministry of Economy and Industry1 and a €20 million agreement with the European Investment Bank (EIB)2.

About BiondVax Pharmaceuticals Ltd

BiondVax is a clinical phase biopharmaceutical company developing a universal flu vaccine. The vaccine is designed to provide multi-season protection against most seasonal and pandemic human influenza virus strains. BiondVax’s proprietary technology utilizes a unique combination of conserved and common peptides from influenza virus proteins, activating both arms of the immune system for a cross-protecting and long-lasting effect. BiondVax is traded on NASDAQ: BVXV and TASE: BVXV. Please visit www.biondvax.com.

For further information, please contact:

BiondVax

Joshua Phillipson

Business Development Manager

+972-8-930-2529 x5105

j.phillipson@biondvax.com

1http://www.biondvax.com/2017/03/biondvax-approved-for-grant-from-israels-ministry-of-economy-and-industry-to-build-facility-for-commercial-scale-production-of-its-universal-flu-vaccine/

2 http://www.biondvax.com/2017/06/european-investment-bank-eib-supports-late-stage-development-and-production-of-biondvaxs-universal-flu-vaccine-candidate-under-horizon-2020-initiative/

14 Einstein Street, P.O. Box 4143, Kiryat Weizmann, Ness-Ziona, 7414002, ISRAEL

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com

BiondVax Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. risks and uncertainties include, but are not limited to, the building and timing of the commencement of manufacturing operations at the planned facility, the risk that drug development involves a lengthy and expensive process with uncertain outcome, the results of the Phase 2 & 3 trials, delays or obstacles in launching and/or successfully completing our clinical trials, our ability to procure the funds and permits and other governmental authorization for a commercial size manufacturing plant, our ability to satisfy rigorous regulatory requirements, the impact of the global economic environment on the Company customer target base, the adequacy of available cash resource and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC's website, www.sec.gov, and in the Company’s periodic filings with the SEC and the Tel-Aviv Stock Exchange.

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14 Einstein Street, P.O. Box 4143, Kiryat Weizmann, Ness-Ziona, 7414002, ISRAEL

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com